FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                  March, 2004



                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on 2003 annual operating results made on March 16, 2004, in English by Huaneng Power International Inc.

                                                            Exhibit 99.1
                               (Graphic Omitted)

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                  Announces Annual Operating Results for 2003

              Net Profit Increases by 38.50% to RMB5.430 billion

(Beijing, China, March 16, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its audited operating results under International Financial Reporting Standards for the year ended December 31, 2003. The Company's net operating revenues for 2003 were RMB23.388 billion (approximately US$2.826 billion based on the exchange rate of US$1 to RMB8.2767 on December 31, 2003), a 26.60% increase over 2002. Net profit was RMB5.430 billion (approximately US$656 million), a 38.50% increase over 2002. Basic earnings per share was RMB0.90 (approximately US$0.11). Basic earnings per American Depository Share (ADS) was RMB36 (approximately US$4.35). The Board of Directors of the Company was very satisfied with the operating results for last year.

The Company's Board of Directors proposed that the Company pay dividend consisting of both cash and the Company's stock to its shareholders. Under the proposed dividend plan, which is subject to the approval by the Company's shareholders at the annual general meeting of the Company, every 10 shares of the issued and outstanding common stock of the Company will be entitled to receiving RMB5.0 in cash and 10 shares of the Company's common stock.

In 2003, the Company strengthened equipment management and effective cost control, thereby achieving safe and stable operation of the Company's power plants. The Company has contributed to meeting power consumption demand, ensuring safe power generation and supporting economic development.

In 2003, the Company's total power generation based on a consolidated basis was 90.91 billion kWh (which includes the power generation of Xindian Power Plant and Taicang Power Plant from November to December), an increase of 27.30% over 2002. The average availability factor of the power plants of the Company was 92.15% and the average capacity factor was 68.06%. Average coal consumption rates for power sold and for power generated were 335.12 gram/kWh and 318.23 gram/kWh, respectively, while the average house consumption rate was 4.76%. The unit fuel cost for output stayed within its estimated range as set in the beginning of the year and only increased by 2.28%. The Company's techno-economic indices continued to score the industry's bests in the PRC.

Huaneng Power Int'l, Inc.
Announces Annual Operating Results for 2003...P.2

The steady growth in the operating results of the Company was, on the one hand, attributable to the increased power demand driven by the rapid and steady economic growth of the country. On the other hand, the Company's power project development and acquisitions also made significant contribution to the remarkable growth of the Company's operating results for year 2003.

The Company made new breakthroughs in asset acquisitions in 2003. After acquiring 25% equity interest in Shenzhen Energy Group in the beginning of the year, the Company also acquired equity interest and assets of Qinbei Power Plant, Yushe Power Plant and Xindian Power Plant from China Huaneng Group. These two acquisitions increased the generation capacity of the Company on an equity basis by 1,231MW, and the generation capacity under construction on an equity basis by 1,020MW. The acquisitions made contribution to the growth of the Company's annual operating results.

The Company is making good and smooth progress on the preliminary work of its power plant constructions and planned projects. Two generating units with cycled fluidized bed combustion boilers at Jining Power Plant came into commercial operation in July and August 2003 respectively. Construction of two 330MW coal-fired generating units at Huaiyin Power Plant Phase II and one 600MW coal-fired generating unit at Shantou Power Plant Phase II have commenced. The feasibility study report on constructing China's first two 1,000MW ultra-supercritical coal-fired generating units at Yuhuan Power Plant Phase I has been approved by the State Council. In addition, project proposals in relation to the construction of Taicang Power Plant Phase II (2x600MW coal-fired generating units), Shanghai Gas-fired Power Plant (3 x 300MW-class Combined-Cycle-Gas-Turbine generating units) and Jinling Gas-fired Power Plant (3 x 300MW-class Combined-Cycle-Gas-Turbine generating units) have been approved by the State Council. The Company will actively push forward the progress of these projects based on sound commercial principles.

In addition, in considering rising oil prices and the need of reducing operating costs, the Company shut down two 100MW oil-fired generating units at Xindian Power Plant Phase I at the end of 2003. These two units have been in operation for 30 years and made an operating loss in the current period. Thus the generation capacity of Xindian Power Plant on an equity basis has decreased from 650MW to 450MW.

Year 2004 is a year full of challenges and opportunities. The Company needs to ensure safe production and sufficient supply of coal as well as to complete the construction projects on schedule. We expect to continue to face pressures from rising fuel prices, increased environmental related expenses and increasing market competition. However, the Company has full confidence and strength to seize opportunities and overcome challenges, and will endeavor to fulfill the following objectives in 2004:


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Huaneng Power Int'l, Inc.
Announces Annual Operating Results for 2003...P.3

1. To ensure safe and operating stability of the Company's power plants, and achievement of their annual generation plans; and on this basis, to analyze and formulate effective market strategies with respect to power market and power pooling, so as to enlarge our power market shares;

2. To undertake stringent control of operating costs, in particular with respect to fuel costs and construction costs;

3. To actively develop the proposed projects and push forward the work for the power plants under construction, with a view to expanding the Company's operating scale and enhancing its business strengths; and

4. To actively seek new opportunities for asset acquisitions in order to assure continuous growth of the Company's profits and shareholder value.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 15,736MW on an equity basis. The Company wholly owns 14 power plants, and has controlling interests in five power plants and minority interests in three power companies. Today, the Company is one of the largest independent power producers in China.

                                    - End -


 Attached are the consolidated financial information of the Company and its subsidiaries as at and for the year ended December 31, 2003 (prepared under International Financial Reporting Standards).

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520
2201 Fax:(852) 2520 2241


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                                                             Exhibit 99.2

HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEET
AS OF 31ST DECEMBER, 2003
(Amounts expressed in thousands)
                                                               The Company and its subsidiaries
                                                                     As of 31st December,
                                                                   2003                                             2002
                                                                   (Rmb)                    (US$)                   (Rmb)
ASSETS

Non-current assets
Property, plant and equipment, net                                42,658,365               5,154,031               41,103,468
Investment in associates                                           2,766,031                 334,195                  200,960
Available-for-sale investments                                       254,990                  30,808                  254,990
Land use rights and other assets                                   1,037,859                 125,395                1,067,838
Deferred tax assets                                                   21,311                   2,575                        -
Good will                                                            298,876                  36,111                  126,560
Less: Negative goodwill                                           (1,730,949)               (209,135)              (1,978,227)
                                                       ----------------------  ----------------------  -----------------------
Total non-current assets                                          45,306,483               5,473,980               40,775,589
                                                       ----------------------  ----------------------  -----------------------

Current assets
Inventories, net                                                     800,281                  96,691                  923,341
Other receivables and assets, net                                    259,421                  31,344                  242,905
Accounts receivable                                                2,804,026                 338,785                2,361,833
Due from related parties                                               5,862                     708                        -
Restricted cash                                                      159,961                  19,327                   13,259
Temporary cash investments                                           144,996                  17,519                1,141,502
Cash and cash equivalents                                          4,128,648                 498,828                3,002,601
                                                       ----------------------  ----------------------  -----------------------
Total current assets                                               8,303,195               1,003,202                7,685,441
                                                       ----------------------  ----------------------  -----------------------
Total assets                                                      53,609,678               6,477,182               48,461,030
                                                       ======================  ======================  =======================

EQUITY AND LIABILITIES

Shareholders equity
      4,250,000,000 PRC Domestic Shares,  par value
          Rmb1.00 each, in form of legal person shares             4,250,000                 513,490                4,250,000
250,000,000 A shares, par value Rmb1.00 each                         250,000                  30,205                  250,000
1,527,671,200 (2002: 1,500,273,960) Overseas Listed
    Foreign Shares, par value Rmb 1.00 each                        1,527,671                 184,575                1,500,274
Additional paid-in capital                                        10,780,133               1,302,468               10,604,843
Dedicated capital                                                  4,328,423                 522,965                3,373,423
Equity component of convertible notes                                    255                      31                   44,647
Retained earnings                                                 12,818,873               1,548,790               10,392,873
                                                       ----------------------  ----------------------  -----------------------
Total shareholders equity                                         33,955,355               4,102,524               30,416,060
                                                       ----------------------  ----------------------  -----------------------
Minority interests                                                 1,155,197                 139,572                  910,704
                                                       ----------------------  ----------------------  -----------------------

Non-current liabilities
Liability component of convertible notes                                   -                       -                  155,999
Long-term loans from shareholders                                          -                       -                  388,891
Long-term bank loans                                               8,305,320               1,003,458                8,464,521
Other long-term loans                                                848,284                 102,491                  331,389
Other financial liabilities                                                -                       -                   19,397
Deferred tax liabilities                                             103,114                  12,458                  121,853
                                                       ----------------------  ----------------------  -----------------------
Total non-current liabilities                                      9,256,718               1,118,407                9,482,050
                                                       ----------------------  ----------------------  -----------------------
Current liabilities
Accounts payable and other liabilities                             3,342,517                 403,847                3,734,350
Taxes payable                                                        917,362                 110,837                  620,189
Due to HIPDC                                                          87,508                  10,573                  100,475
Due to other related parties                                          27,338                   3,303                        -
Staff welfare and bonus payable                                      220,896                  26,689                  233,566
Short-term loans                                                   1,600,000                 193,314                  550,000
Current portion of long-term loans from shareholders                 388,875                  46,984                  388,891
Current portion of long-term bank loans                            2,409,240                 291,087                1,928,732
Current portion of other long-term loans                             243,386                  29,406
Liability component of convertible notes                                 935                     113                   96,013
                                                                                                                            -
Other finacial liabilities                                             4,351                     526                        -
                                                       ----------------------  ----------------------  -----------------------
Total current liabilities                                          9,242,408               1,116,679                7,652,216
                                                       ----------------------  ----------------------  -----------------------
Total equity and liabilities                                      53,609,678               6,477,182               48,461,030
                                                       ======================  ======================  =======================


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

HUANENG POWER INTERNATIONAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED 31ST DECEMBER, 2003
(Amounts expressed in thousands, except per share data)
                                                              The Company and its subsidiaries
                                                    -------------------------------------------------------------------------
                                                              For the Year ended 31st December,
                                                    -------------------------------------------------------------------------
                                                         2003                                  2002               2001
                                                    -----------------------------------  -----------------  -----------------
                                                         (Rmb)             (US$)              (Rmb)              (Rmb)

Operating revenue, net                                  23,388,237          2,825,793         18,474,469         15,791,362
                                                    ----------------  -----------------  -----------------  -----------------

Operating expenses
Fuel                                                    (9,025,013)        (1,090,412)        (6,916,038)        (5,147,364)
Maintenance                                               (921,561)          (111,344)          (607,951)          (765,712)
Depreciation                                            (4,117,478)          (497,478)        (3,533,609)        (3,261,001)
Labor                                                   (1,439,673)          (173,943)        (1,035,740)          (807,136)
Service fees to HIPDC                                     (214,723)           (25,943)          (263,716)          (307,322)
Others                                                    (596,627)           (72,085)          (539,401)          (488,793)
                                                    ----------------  -----------------  -----------------  -----------------
   Total operating expenses                            (16,315,075)        (1,971,205)       (12,896,455)       (10,777,328)
                                                    ----------------  -----------------  -----------------  -----------------

Profit from operation                                    7,073,162            854,588          5,578,014          5,014,034
                                                    ----------------  -----------------  -----------------  -----------------

Interest income                                             53,044              6,409             83,015            113,081
Interest expense                                          (569,148)           (68,765)          (561,875)          (867,538)
Bank charges and exchange losses, net                      (28,181)            (3,405)           (31,405)           (41,758)
                                                    ----------------  -----------------  -----------------  -----------------


Total financial expenses                                  (544,285)           (65,761)          (510,265)          (796,215)
                                                    ----------------  -----------------  -----------------  -----------------

Share of profit (loss) of associates                       212,091             25,625            (11,145)            (5,381)

Gain from disposal of investments                           10,705              1,293              1,288             24,671

Other income, net                                           12,070              1,458                  -                  -
                                                    ----------------  -----------------  -----------------  -----------------

Profit before tax                                        6,763,743            817,203          5,057,892          4,237,109

Income tax expense                                      (1,149,441)          (138,877)          (980,854)          (715,220)
                                                    ----------------  -----------------  -----------------  -----------------

Profit before minority interests                         5,614,302            678,326          4,077,038          3,521,889

Minority interests                                        (183,894)           (22,218)          (156,034)           (71,231)
                                                    ----------------  -----------------  -----------------  -----------------

Net profit attributable to shareholders                  5,430,408            656,108          3,921,004          3,450,658
                                                    ================  =================  =================  =================

 Proposed dividend                                       3,013,836            364,135          2,049,408          1,800,000
                                                    ================  =================  =================  =================

 Proposed dividend per share                                  0.50               0.06               0.34               0.30
                                                    ================  =================  =================  =================

 Basic earnings per share                                     0.90               0.11               0.65               0.61
                                                    ================  =================  =================  =================

 Diluted earnings per share                                   0.90               0.11               0.65               0.60
                                                    ================  =================  =================  =================

For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$)
has been made at the rate of US$1.00=Rmb8.2767 announced by the People's Bank of China as of 31st December, 2003.
No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 31st December 2003, or at any other certain rate.




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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                          HUANENG POWER INTERNATIONAL, INC.

                          By  /s/ Wang Xiaosong
                            ------------------------------

                          Name:    Wang Xiaosong
                          Title:   Vice Chairman


Date:     March 16, 2004